NO ACT

PE
3-2-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010703

March 3, 2010

Benjamin E. Lumicao
Corporate Counsel
Securities and Corporate Governance
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/3/10

Re: The Allstate Corporation

Dear Mr. Lumicao:

This is in regard to your letter dated March 2, 2010 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Allstate's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Allstate therefore withdraws its January 8, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Craig M. Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552



Benjamin E. Lumicao
Corporate Counsel
Securities and
Corporate Governance

March 2, 2010

VIA Email: shareholderproposals@sec.gov and overnight delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Securities Exchange Act of 1934 Section 14(a); Rule 14a-8;
Withdrawal of Request for No Action regarding
Proposal Submitted by United Association S&P 500 Index Fund

Dear Ladies and Gentlemen:

The Allstate Corporation (the "Corporation") received a shareholder proposal dated November 30, 2009, (the "Proposal") from ProxyVote Plus, LLC, on behalf of the United Association S&P 500 Index Fund (the "Proponent") for inclusion in the proxy materials for the Corporation's 2010 Annual Meeting. By letter dated January 8, 2010, the Corporation set forth its reasons for intending to omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(3) because: (1) the Proposal is vague and indefinite, and (2) the Proposal is materially false and misleading.

We have been advised by the Proponent that they are withdrawing the Proposal. I have enclosed a copy of the letter we received from the Proponent in this regard. As a result of receiving this letter, the Corporation wishes to withdraw its request for no action relating to the Proposal.

If you have any questions or require additional information, please do not hesitate to call me at 847-402-2557. A copy of this letter (and enclosure) is being sent to the Proponent.

Regards,



Benjamin E. Lumicao

Enclosure

cc: (w/enclosures)
Craig Rosenberg
Sean O'Ryan
Katherine Smith

Allstate Insurance Company
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-2557 blumicao@allstate.com

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD • SUITE 216 • NORTHBROOK, IL 60062
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FACSIMILE TRANSMITTAL SHEET

TO: Mary J. McGinn	FROM: Craig Rosenberg
COMPANY: The Allstate Corporation	DATE: 3/02/2010
FAX: ~~847-402-6639~~ 847-326-7524	NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:

RE:
Shareholder Proposal

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

ProxyVote **Plus**, LLC

March 2, 2010

VIA FACSIMILE: 847-402-6639

Mary J. McGinn
Secretary
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062-6127

Re: Shareholder Proposal

Dear Ms. McGinn:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to The Allstate Corporation on November 30, 2009. I am withdrawing the proposal based on the company's governance structure which includes a rotating lead director, strong roles for the board committee Chairs, and the direct communication channels between board members and management. We appreciate your responsiveness on this issue and are pleased to withdraw the proposal.

Sincerely,



Craig Rosenberg

cc: Ms. Katherine Smith, Senior Attorney, The Allstate Corporation
Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
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ProxyVote **Plus**, LLC



February 4, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Allstate Corporation's Request for No-Action Advice Concerning the United Association S&P 500 Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Fund ("Fund") hereby submits this letter in reply to Allstate Corporation's ("Allstate" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2010 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal requests that Allstate's board of directors "adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Allstate." The Company argues that the Proposal is vague and indefinite because it fails to define the standard of independence that would be utilized in selecting a chairman, "rendering the standard of independence and the Proposal subject to varying interpretations." In support of its argument, the Company cites a number of no-action decisions and discusses the definitions of independence advanced by the Council of Institutional Investors as well as the listing requirements of the New York Stock Exchange ("NYSE"). However, we believe the Company fails to address the most

1200 Shermer Road, Suite 216 | PH: 847.205.0275 | www.proxyvoteplus.com
Northbrook, IL 60062-4552 | FX: 847.205.0293

relevant definition of independence, that provided by the Company's own Corporate Governance Guidelines, which are the logical place for a policy regarding an independent board chair. In fact, Allstate's Corporate Governance Guidelines already address the topic and provide the appropriate definition of independence that would be utilized should this precatory proposal pass and should the Company choose to adopt it.

We acknowledge that the position advanced by the Proposal; i.e., that the board chairman should be an independent director is different from the view currently taken by the Company. The issue is whether the Proposal is so vague that shareholders voting on it and the management implementing it would not know either what actions or measures the proposal requires. We submit that shareholders would know exactly what they are voting on – to encourage the company to change its views and take steps to have an independent board chairman. We also believe it is quite clear in what manner the board would adopt the requested policy if the Proposal passed and the Company chose to take action. Unlike other proposals, ours does not request a bylaw amendment. It requests adoption of a policy and it is quite clear to all that Allstate's Corporate Governance Guidelines are the appropriate place to include such a policy.

Allstate's Corporate Governance Guidelines provide, "Decisions on matters of corporate governance are approved by the Board of Directors upon the recommendation of the Nominating and Governance Committee, and after such consultation with senior management (including the Chief Executive Officer) as appropriate." Allstate's guidelines continue: "The Board of Directors views the selection of the Chairman and Chief Executive Officer as one of its most important responsibilities. The Board should remain free to decide whether these positions should be held by the same person." Finally, in section 3 entitled "Independence Standard for Non-Employee Directors" Allstate's Corporate Governance Guidelines provide:

> A director will not qualify as 'independent' unless the Board affirmatively determines that the director has no material relationship with the Corporation. The Nominating and Governance Committee maintains a process to assess the independence of nominees and to make recommendations to the Board with respect to director independence. The Board determines independence of each director and discloses the determinations as required in accordance with regulatory requirements.

Contrary to the Company's argument, the Board and shareholders will clearly understand that the Proposal asks the board to adopt a policy that the board's chairman be an independent director as defined in the Company's Corporate Governance Guidelines, which is the only logical place for such a policy, and indeed already contains a policy regarding an independent chairman, albeit advancing a position contrary to that advanced by the Proposal.

The no-action cases cited by the Company are distinguishable for they involve shareholder proposals requesting that the companies amend their bylaws, not adopt a policy. Further, these cases referenced the Council of Institutional Investors' ("CII") standard for independence without clearly specifying exactly what provisions of CII policy to which they were referring.

In *Wyeth* (March 19, 2009) the Staff noted:

> The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the 'standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The Staff then advised the company that no action would be taken if it excluded the proposal for it was found to be vague and indefinite under rule 14a-8(i)(3).

In *Citigroup* (Feb. 5, 2009) the Staff wrote:

> The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."
>
> There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite.

In *Schering-Plough Corp.* (March 7, 2008) the Staff noted:

> The proposal requests that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors.
>
> There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite.

In *Boeing* (Feb. 10, 2004) the Staff stated:

> The proposal requests that Boeing amend its bylaws to require an independent director, as defined by the Council of Institutional Investors, shall serve as chairman of the board of directors.
>
> There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws.

In *Boeing* the company successfully argued that the proposal was vague and indefinite because it "does include a reference to a definition, but does not adequately describe or delineate that definition." As the company stated, the proposal essentially asked "the Company's shareholders to vote on a definition – without even giving shareholders that definition."

In *PG&E Corp.* (March 7, 2008), the Staff held:

> The proposal requests that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors.
>
> There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite.

The Company seeks to distinguish *General Electric Company* (Jan. 28, 2003), in which the Staff held:

> The proposal recommends that the board of directors amend the bylaws to require an independent director, who has not served as CEO of the company serve as chairman of the board.
>
> We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9.

In fact, *General Electric* is closer to the Proposal than any of the other cases cited by the Company. The Proposal requests that the Company's board adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Allstate.

Conclusion

The Company has failed to satisfy its burden of persuasion and should not be granted leave to omit the Proposal under rule 14a-8(i)(3).

Sincerely,



Craig M. Rosenberg

Cc: Benjamin E. Lumicao, Esq.

Mr. Sean O'Ryan



Benjamin E. Lumicao
Corporate Counsel
Securities and Corporate
Governance

January 8, 2010

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov) AND OVERNIGHT DELIVERY

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by United Association S&P 500 Index Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Allstate Corporation, a Delaware corporation (the "Corporation"), requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth below.

GENERAL

The Corporation received a proposal and supporting statement dated November 30, 2009, (the "Proposal"), from ProxyVote Plus, LLC, on behalf of the United Association S&P 500 Index Fund (the "Proponent"), for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2010 Annual Meeting is scheduled to be held on or about May 18, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal, attached as Exhibit A to this letter.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal relates to an independent board chairman and states, in relevant part:

> *RESOLVED: That stockholders of The Allstate Corporation, ("The Corporation" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an*

independent director who has not previously served as an executive officer of Allstate. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

The Corporation believes that the Proposal may be omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite. The Proposal may also be omitted pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

REASONS FOR EXCLUSION OF PROPOSAL

The Proposal is vague and indefinite and may therefore properly be omitted from the Corporation's proxy materials pursuant to Rule 14a-8(i)(3).

The broad and undefined scope of the Proposal's subject matter leaves the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify an exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Proposal is vague and indefinite, and therefore in violation of Rule 14a-9 in two respects. First, it is vague by its own terms. Additionally, it is vague and indefinite in the way it must be construed with respect to standards of independence as applied by the New York Stock Exchange.

1. ***The Proposal is vague and indefinite by its own terms.***

The Proposal requests that shareholders "adopt a policy" that the board's chairman be "an independent director" and an individual "who has not previously served as an executive officer" of the Corporation. The linchpin of the Proposal is the concept of an "independent" director. However, the Proposal fails to define the standard of independence that would be utilized in selecting a chairman, rendering the standard of independence and the Proposal subject to varying interpretations. The SEC has repeatedly found the existence of this flaw in similar proposals to be grounds for their exclusion under Rule 14a-8(i)(3).

In *The Boeing Corporation*, the SEC found that a proposal requiring that the chairman of the board be independent according to the 2003 Council of Institutional Investors definition was impermissibly vague and indefinite because it failed to disclose to shareholders a sufficient definition of "independent" director that applied. See *The Boeing Corporation* (February 10, 2004); see also *Wyeth* (March 19, 2009); *Citigroup, Inc.* (April 21, 2009); *PG&E Corp.* (March 7, 2008); *Schering-Plough Corp.* (March 7, 2008); and *JPMorgan Chase & Co.* (March 5, 2008) (where proposals to adopt bylaws requiring that an "independent" lead director be elected using the Council of Institutional Investors' standard of independence were excluded under Rule 14a-8(i)(3) as vague and indefinite).

The Proposal actually suffers from an even greater defect than the proposals submitted in *Wyeth, Citigroup, PG&E Corp., Schering-Plough Corp., JPMorgan Chase & Co.* and *The Boeing Corporation*. In those instances, the shareholders actually identified <u>some</u> standard of independence in their proposals (the one set forth "by the Council of Institutional Investors"). In *Wyeth* and *Citigroup*, in an effort to further clarify this standard, the shareholders also included a summary of the Council of Institutional Investors' definition of "independent" ("simply an independent director is a person whose directorship constitutes his or her only connection to the Company"). Nevertheless, the SEC agreed that the standard set forth in each of those proposals was still so vague and indefinite that shareholders voting on the proposals would be unable to determine what action the proposals would require if they were adopted. In this instance, the Proposal fails to include any standard of independence at all. Accordingly, as with each of the above-cited proposals that were excluded under Rule 14a-8(i)(3), this flaw renders the Proposal so inherently vague and indefinite that it is misleading and therefore may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

Additionally, as a company listed on the New York Stock Exchange ("NYSE"), the Corporation applies the NYSE independence standard in determining whether its directors are independent, in addition to certain of its own independence standards. Because the Proposal would require the Corporation to adopt a policy that the board's chairman be an "independent director" it is important that stockholders be able to understand the standards under which independence is to be determined. However, the Proposal does not provide sufficient detail to allow the Corporation's stockholders to do so. For example, although the general rule under the NYSE standard is that directors have no material relationship with the company other than their directorships, Rule 303A.02(b) of the NYSE Listed Company Manual contains five bright-line tests for determining independence, which allow for various immaterial relationships. The Proposal, however, does not provide sufficient detail to allow stockholders to determine whether the term "independent" contains any bright-lines tests, or whether it permits immaterial relationships or imposes an absolute bar on relationships other than directorships. As a result, stockholders cannot determine whether the standard for director independence to be applied in the Proposal that they are being asked to approve is the same as the Corporation's existing independence standard or is different.

Finally, the Proposal is vague with respect to its subject matter because it asks for a policy that the board's chairman be "an independent director who has not previously served as an executive officer of Allstate." Without more, it is not clear whom the Corporation should consider an "executive officer" for purposes of the policy. For example, does this restriction relate only to, say, executive officers of the Corporation under the Commission's Rule 3b-7 under the Securities Exchange Act of 1934 (17 C.F.R § 240.3b-7), or does it also relate to other officers of the Corporation that would be considered "executives" in a more common, everyday sense?

The Proposal can be distinguished from the proposal in *General Electric Company*, in which the Staff did not grant no-action relief under Rule 14a-8(i)(3). In that letter the company argued that the proposal was vague and indefinite because it did not include or reference any definition of independence. *General Electric Company* (avail. Jan. 28, 2003) (*"General Electric"*) (proposal requested amending the company's bylaws to require that the chairman of the board be an independent director who has not served as CEO of the company). Like the proposal in *General Electric*, the Proposal does not incorporate a specific definition of independence. However, at the time of the *General Electric* no-action request in 2003, the NYSE Listed Company Manual standards of independence were merely proposed rules and had not yet been adopted as the NYSE standard. Additionally, in the seven-plus years since the Staff's decision not to grant no-action relief in *General Electric*, many of the Corporation's stockholders, particularly institutional stockholders, have likely been exposed to a proposal similar to, but not identical to, this Proposal in proxy materials they have encountered. Some proposals may have specifically referenced a definition of independence set forth by the Council of Institutional Investors; others may have specifically referenced the NYSE standard for independence; still others may have provided a complete standard; and other proposals may not have defined "independent" at all.

The Staff's decision in *General Electric* that the lack of a definition of "independent" in the proposal did not justify granting no-action relief under Rule 14a-8(i)(3) was certainly reasonable seven years ago. However, the adoption of an independence standard by the NYSE (a standard which the Corporation is subject to) in the years since the issuance of *General Electric*, as well as the significant possibility that, in the intervening years since the Staff's decision in *General Electric*, stockholders may have been exposed to a plethora of proposals that are similar – but not identical – to the Proposal and to a variety of different definitions of "independent," must all be considered as relevant facts which have changed the environment in which the Proposal is likely to be read by stockholders and under which it is susceptible to a number of significantly different understandings, as discussed *supra.*

These vagaries make it virtually inevitable that stockholders will not know what it is they are being asked to vote upon. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961)("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Proposal is vague and indefinite, in ways even more compelling than those contained in the stockholder proposals excluded in *Wyeth, Citigroup, PG&E Corp., Schering-Plough Corp., JPMorgan Chase & Co.* and *The Boeing Corporation*. For these reasons, we believe that the Proposal is in violation of Rule 14a-9 and warrants exclusion on the basis of Rule 14a-8(i)(3)

2. The Proposal is vague and indefinite in its inconsistency with the New York Stock Exchange independence standard.

The Proposal requires that the proposed independence standard include the requirement that the chairman not have "previously served as an executive officer" of the Corporation. In mandating this additional requirement, the policy that the Corporation is requested to adopt would be inconsistent with Section 303A.02(b)(i) of the NYSE Listed Company Manual.

Specifically, the first sentence of the Proposal states that "the chairman of the board of directors shall be an independent director, *who has not previously served as an executive officer of Allstate*" (emphasis added). As the Staff is aware, the "independence" requirement of Section 303A.02 ("Section 303A.02") of the NYSE Listed Company Manual applies to any director of the Corporation and does not prohibit a director from previously having served as an executive officer of the Corporation. Section 303A.02(b)(i) of the NYSE Listed Company Manual merely requires a "cooling off" period of three years after the director was an employee of a listed company before he or she would be considered independent. Accordingly, the independence standard requested in the Proposal is inconsistent with the independence standards of the NYSE because one can be a former executive officer and be independent under the applicable NYSE standards so long as the "cooling off" period has been satisfied. The Corporation believes that if the Proposal is not excluded pursuant to this request, a stockholder that may vote on this matter could be under the false impression that the requested standard is that of the NYSE. Therefore, it is unclear whether the Corporation's stockholders, in voting on the Proposal, would understand that the Proposal is actually requiring that the Corporation's chairman be non-management (and not merely independent as NYSE listing standards would permit) and that such a requirement is inconsistent with the NYSE independence standard.

In addition, the Proposal requests that the Corporation's board of directors "adopt a policy" that the board's chairman "be an independent director" as well as one "who has not previously served as an executive officer" of the Corporation." Section 303A.01 of the NYSE Listed Company Manual requires that listed companies have a "majority of independent directors" and, therefore, does not specifically require that the Corporation's chairman be independent. The Proposal would require adoption of a policy that the Corporation's chairman be independent. Therefore, it is unclear whether the Corporation's stockholders, in voting on the Proposal, would understand that such a requirement is neither consistent with nor required under the NYSE independence standard.

Finally, the supporting statement does not provide any further clarification or guidance as to the standard that would be addressed under the requested policy and does not serve to cure the Proposal's deficiencies. Therefore, neither the Corporation's stockholders nor its Board would be able to determine with any certainty what actions the Corporation would be required to take in order to comply with the Proposal.

The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal and the supporting statement contain false and misleading statements in violation of Rule 14a-9.

In addition to being inherently vague and indefinite, the Proposal is also excludable under Rule 14a-8(i)(3), as a violation of Rule 14a-9, because, contrary to the SEC's proxy rules, the following statements included in the supporting statement are false, misleading, and unsupported and fail to state any material fact necessary to make the statements not false or misleading:

The first sentence of the second paragraph of the supporting statement of the Proposal states that "Shareholders of The Corporation *require* an independent leader to ensure that management acts strictly in the best interests of the Company" (emphasis added). The proponent provides no factual support for this statement, which implies that because of its current structure the Corporation's management cannot act in the best interests of the Corporation, and fails to state that this statement is his opinion. This is a violation of Rule 14a-9, which prohibits the inclusion of "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation," as it directly impugns the character, integrity and personal reputations of the Corporation's board members. See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004).

As noted above, the foregoing statement is false and misleading in violation of Rule 14a-9 and, therefore, the Proposal may be properly excluded under Rule 14a-8(i)(3) or, in the alternative, the above cited portions of the supporting statement may be excluded.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 8, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-2557.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Benjamin E. Lumicao
Corporate Counsel

Copies w/ Enclosures to: Jennifer M. Hager
Mr. Sean O'Ryan by e-mail and overnight delivery
Mr. Craig Rosenberg by facsimile and overnight delivery

Exhibit A

(The Proposal and related correspondence from the Proponent)

A-1 Mr. Craig Rosenberg's letter of November 30, 2009 to Mary J. McGinn, including the Proposal of the United Association S&P 500 Index Fund.

A-2 Letter of December 3, 2009, from Ellen A. Hughes of PNC Institutional Investments, Regarding the United Association S&P 500 Index Fund's ownership of securities.

A-3 Facsimile of December 10, 2009 from Catherine Benedict re: correct contact information for Mr. Sean O'Ryan (designated contact for correspondence).

A-1

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX (847)205-0293

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Mary J. McGinn	Catherine Benedict
COMPANY:	DATE:
The Allstate Corporation	NOVEMBER 30, 2009
FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
847-402-6639	4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE:	CC:
Shareholder Proposal	

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

ProxyVote **Plus**, LLC



November 30, 2009

VIA FACSIMILE: 847-402-6639

Mary J. McGinn
Secretary
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062-6127

Re: Shareholder Proposal

Dear Ms. McGinn:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Allstate Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,
Craig Rosenberg / CB
Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

PH: 847.205.0275
FX: 847.205.0293

www.proxyvoteplus.com



* Not part of proposal

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, LLC ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: 

Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 9/28/07

RESOLVED: That stockholders of The Allstate Corporation, ("Allstate" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Allstate. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Thomas J. Wilson holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Allstate require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Allstate, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.



December 3, 2009

VIA FACSIMILE: 847-402-6639

Mary J. McGinn
Secretary
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062-6127

Re: Shareholder Proposal

Dear Ms. McGinn:

PNC Bank is the record holder for 12,259 shares of Allstate Corporation ("Company") common stock held for the benefit of the United Association S&P 500 Index Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Ellen A. Hughes, AVP
Account Manager

CC Catherine Benedict, ProxyVote Plus

A-3

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX (847)205-0293

FACSIMILE TRANSMITTAL SHEET

TO: Mary J. McGinn	FROM: Catherine Benedict
COMPANY: The Allstate Corporation	DATE: DECEMBER 10, 2009
FAX NUMBER: 847-402-6639	TOTAL NO. OF PAGES INCLUDING COVER: 1
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

This is in reference to a shareholder proposal filed on behalf of the United Association S&P 500 Index Fund. Please be advised that the letter accompanying the proposal included incorrect contact information for Mr. Sean O'Ryan. The corrected correct contact information is as follows:

Mr. Sean O'Ryan, 410-269-2000 x5019, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Three Park Place, Annapolis, MD 21401

We apologize for any inconvenience.